January 12, 2007

EDGARS FAST SERVICE, INC.

2515 Camino Del Rio South, Suite 110

San Diego, CA 92108

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Premier Indemnity Holding Company

To Whom It May Concern:

On behalf of Premier Indemnity Holding Company (the “Company”), this letter is hereby submitted to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error made by us, the filing agent. On January 11, 2007, the filing agent used by the Company filed with the SEC via EDGAR a Form SB-2/A (ACCESSION NUMBER: 0001331186-07-000003 ) on behalf of the Company. The Company hereby requests an immediate withdrawal of the Form SB-2/A. The Company will file the correct Post-Effective Amendment No. 1 January 12, 2007.

Thank you for your assistance in this matter. Please feel free to contact me at (619) 890-0085 if you have any questions relating to this matter.

Sincerely yours,

/s/ Arlene Basallaje

EDGARS FAST SERVICE, INC.